Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

September 8, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Link, Dorrie Yale, Howard Efron, and

Wilson Lee

Re:	AI Infrastructure Acquisition Corp.
Registration Statement on Form S-1
Filed August 13, 2025
File No.: 333-289587

Ladies and Gentlemen:

This response letter (this “Response”) is submitted on behalf of AI Infrastructure Acquisition Corp. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Winston, dated September 3, 2025 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the SEC on June 26, 2025. The Company is concurrently submitting a first amendment to the Registration Statement (“Amendment No. 1”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 1.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Registration Statement on Form S-1

Summary

Our Sponsor, page 3

1.	We note your revised disclosure that Mr. Timothy will hold a 16.35% interest in your sponsor, that this interest is a voting interest, and your disclosures that he is your independent director. Your revised disclosures also state that your independent directors will be issued membership interests in your sponsor but that they have no right to control the sponsor or participate in any decision regarding the disposal of any security held by the sponsor. Please revise your disclosures to reconcile these statements or otherwise clarify these statements.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 3 and elsewhere throughout Amendment No. 1.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission Division of Corporate Finance September 8, 2025 Page 2

Exhibits

2.	We note your disclosures stating that there may be instances where your directors, officers or their affiliates may purchase shares prior to the consummation of your initial business combination, but that such purchases would be in compliance with CD&I 166.01, which covers purchases that follow certain conditions, including that the purchased shares will not be voted in favor of approving the business combination. However, we note that your letter agreement filed as Exhibit 10.2 requires your insiders to vote any shares owned by them, with no exceptions. Please revise to reconcile, or advise.

Response: In response to the Staff’s comments, the Company has revised its form of letter agreement to clarify that the requirement to vote shares in favor of an initial business combination will not apply to any shares acquired by an insider in a privately negotiated transaction or in the open market in compliance with CD&I 166.01. Further the Company has filed the revised version of the form of letter agreement as Exhibit 10.2 with Amendment No. 1.

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Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 1. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Mike Winston
Chief Executive Officer
AI Infrastructure Acquisition Corp.